UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Datascope Corp.
(Name of Issuer)

Common Stock, par value $0.01  per share
(Title of Class of Securities)

238113104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,505
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 166,505
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 875,171
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 875,171
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,505
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 166,505
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,041,676
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,041,676
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,041,676
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,041,676
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,041,676
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,041,676
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,041,676
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,041,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,041,676
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,041,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,041,676
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,041,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,041,676
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,041,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 238113104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Datascope Corp. (the “Issuer”).  The address of the principal executive offices of the Issuer is 14 Philips Parkway, Montvale, New Jersey 07645.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Parche, LLC, a Delaware limited liability company (“Parche”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company (“Starboard”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG Enterprise, Ltd, a Cayman Islands exempted company (“RCG Enterprise”);

(iv)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the managing manager of Parche and as the investment manager of Starboard;

(v)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of RCG Starboard Advisors and as the investment manager of RCG Enterprise;

(vi)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(vii)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(viii)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(ix)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(x)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

CUSIP NO. 238113104

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Parche, RCG Starboard Advisors, Ramius, C4S, Messrs. Cohen, Stark, Strauss and Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017.

The address of the principal office of each of Starboard and RCG Enterprise is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Starboard and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of RCG Enterprise and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

(c)           The principal business of each of Starboard, Parche and RCG Enterprise is serving as a private investment fund. Each of Starboard and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of RCG Starboard Advisors is acting as the managing member of Parche and as the investment manager of Starboard.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the investment manager of RCG Enterprise.  C4S serves as managing member of Ramius. Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Starboard and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 1,041,676 Shares beneficially owned in the aggregate by Starboard and Parche is approximately $37,650,219, excluding brokerage commissions.

CUSIP NO. 238113104

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons engaged in a proxy solicitation seeking representation on the Issuer’s Board at the Issuer’s 2007 Annual Meeting held on December 20, 2007.  One of the Reporting Persons’ nominees, Dr. David Dantzker, was elected by shareholders at the 2007 Annual Meeting to serve as a director of the Issuer.  Other than the compensation agreement defined and described in Item 6 below, the Reporting Persons do not have any agreement, arrangement or understanding with Dr. Dantzker with respect to the Issuer or the Reporting Persons’ investment in the Issuer.

The Reporting Persons are supportive of the Issuer’s recent announcement of an agreement to sell its Patient Monitoring business to Mindray Medical International Limited (NYSE: MR) for gross proceeds of approximately $240 million. The Reporting Persons believe the proposed transaction provides for significant value for the Patient Monitoring business and that the proposed transaction is in the best interest of all shareholders. The Reporting Persons are also supportive of the Issuer’s current intention to return the proceeds to shareholders either through the repurchase of the Issuer’s common stock, special dividends, or a combination to be determined following the closing of the transaction.  The Reporting Persons may communicate with management and the Board of Directors regarding the Reporting Persons’ view of the most beneficial way to return proceeds to shareholders. The Reporting Persons will continue to monitor the progress of the Issuer in seeking to enhance shareholder value and expects that management and the Board of Directors will continue to explore opportunities to maximize the value of the Issuer for all shareholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating with management and the Board of the Issuer, nominating or recommending candidates to serve as members of the Issuer’s Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 238113104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,440,738 Shares outstanding, as of January 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2008.

A.	Parche

(a)	As of the close of business on March 17, 2008, Parche beneficially owned 166,505 Shares.

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 166,505
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 166,505
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Starboard

(a)	As of the close of business on March 17, 2008, Starboard beneficially owned 875,171 Shares.

Percentage: Approximately 5.7%.

(b)	1. Sole power to vote or direct vote: 875,171
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 875,171
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	RCG Enterprise

(a)
As of the close of business on March 17, 2008, RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interests therein, may be deemed the beneficial owner of the 166,505 Shares owned by Parche.

Percentage: Approximately 1.1%.

CUSIP NO. 238113104

(b)	1. Sole power to vote or direct vote: 166,505
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 166,505
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)
As of the close of business on March 17, 2008, as the managing member of Parche and the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of the (i) 875,171 Shares owned by Starboard and (ii) 166,505 Shares owned by Parche.

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 1,041,676
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,041,676
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

E.	Ramius

(a)
As of the close of business on March 17, 2008, as the sole member of RCG Starboard Advisors, Ramius may be deemed the beneficial owner of the (i) 875,171 Shares owned by Starboard and (ii) 166,505 Shares owned by Parche.

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 1,041,676
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,041,676
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

F.	C4S

(a)
As of the close of business on March 17, 2008, as the managing member of Ramius, C4S may be deemed the beneficial owner of the (i) 875,171 Shares owned by Starboard and (ii) 166,505 Shares owned by Parche.

CUSIP NO. 238113104

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 1,041,676
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,041,676
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

G.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the close of business on March 17, 2008, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the (i) 875,171 Shares owned by Starboard and (ii) 166,505 Shares owned by Parche.

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,041,676
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,041,676

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 18, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 238113104

In connection with the proxy solicitation for the Issuer’s 2007 Annual Meeting, RCG Starboard Advisors agreed to compensate Dr. Dantzker for being named as and serving as a director nominee, pursuant to a letter agreement (the “Compensation Letter Agreement”). Pursuant to the terms of the Compensation Letter Agreement, RCG Starboard Advisors agreed to pay Dr. Dantzker $5,000 in cash upon the submission of the Nomination Letter by Starboard to the Company.  Upon the filing of the Reporting Persons’ definitive proxy statement with the SEC, RCG Starboard Advisors agreed to allow Dr. Dantzker to receive a profit participation with respect to the profit, if any, actually realized on the sale by RCG Starboard Advisors or its affiliates, as the case may be, of the last  $20,000  worth of Shares  (the  “Participation  Shares”) beneficially owned by either RCG Starboard Advisors or its affiliates, as the case may be, to a third party unaffiliated with any of the Reporting Persons or their respective affiliates.  Pursuant to the terms of the Compensation Letter Agreement, Dr. Dantzker will be entitled to receive a cash payment equal to the amount, if any, by which the proceeds received by RCG Starboard Advisors or its affiliates, as the case may be, from the sale of the Participation Shares exceeds $20,000 in the aggregate. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated March 18, 2008.

Exhibit 99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

Exhibit 99.3	Form of Compensation Letter Agreement.

CUSIP NO. 238113104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2008

PARCHE, LLC By: RCG Starboard Advisors, LLC, its managing member STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD. By: RCG Starboard Advisors, LLC, its investment manager	RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RCG ENTERPRISE, LTD By: Ramius LLC, its investment manager RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 238113104

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

PARCHE, LLC

(832)	34.7019	01/18/2008
(677)	34.5784	01/22/2008
(481)	34.3503	01/22/2008
(624)	34.0771	01/23/2008
(128)	34.0872	01/24/2008
(240)	33.0887	01/25/2008
134	33.1510	02/01/2008
176	33.3605	02/01/2008
1,860	33.3120	02/01/2008
2,411	35.9826	02/04/2008
8,033	35.3425	02/04/2008
144	34.3039	02/05/2008
2,000	34.4126	02/05/2008
1,600	34.4243	02/06/2008
555	33.8020	02/07/2008
688	34.1890	02/07/2008
25,973	36.8231	03/11/2008
48	35.1600	03/11/2008
6,134	38.6848	03/12/2008
8,000	39.4942	03/13/2008
5,569	39.2936	03/14/2008
84	39.0000	03/17/2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

(4,368)	34.7019	01/18/2008
(3,553)	34.5784	01/22/2008
(2,524)	34.3503	01/22/2008
(3,276)	34.0771	01/23/2008
(672)	34.0872	01/24/2008
(1,260)	33.0887	01/25/2008
704	33.1510	02/01/2008
924	33.3605	02/01/2008
9,763	33.3120	02/01/2008
12,655	35.9826	02/04/2008
42,173	35.3425	02/04/2008
756	34.3039	02/05/2008

CUSIP NO. 238113104

10,500	34.4126	02/05/2008
8,400	34.4243	02/06/2008
2,912	33.8020	02/07/2008
3,612	34.1890	02/07/2008
136,360	36.8231	03/11/2008
252	35.1600	03/11/2008
32,204	38.6848	03/12/2008
42,000	39.4942	03/13/2008
29,239	39.2936	03/14/2008
440	39.0000	03/17/2008

CUSIP NO. 238113104

SCHEDULE B

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Partner of Ramius LLC	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 238113104

SCHEDULE C

Directors and Officers of RCG Enterprise, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius LLC	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 238113104

EXHIBIT INDEX

Exhibit	Exhibit Number
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated March 18, 2008.	99.1
Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.	99.2
Form of Compensation Letter Agreement.	99.3